TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TAHOE RESOURCES INC. (“Tahoe”) will be held at The Renaissance Hotel, 1133 West Hastings Street, Vancouver, British Columbia, V6E 3T3, on May 2, 2011 at 9:00 a.m. PST, for the following purposes:

1.	to receive the report of the directors of Tahoe;

2.	to elect directors for the ensuing year;

3.	to appoint auditors of Tahoe for the ensuing year;

4.	to ratify and confirm the adoption of a shareholder rights plan for Tahoe, as set out in the Information Circular;

5.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

             An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

             Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

             DATED at Vancouver, British Columbia, March 3, 2011

BY ORDER OF THE BOARD

(signed) A. Dan Rovig
Chairman of the Board